UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
IDR 500,000,000,000 5.60% Notes due 30 January 2025 (payable in U.S. dollars) by the
Bank pursuant to its EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 26 January 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("IDR") 500,000,000,000 5.60% Notes due 30 January 2025 (the "Notes") (payable in U.S. dollars) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 26 January 2018 (together, the "Offering Circular").

Item 1. <u>Description of Obligations</u>

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. <u>Distribution of Obligations</u>

Further to a Purchaser's Confirmation dated 26 January 2018 (the "Purchaser's Confirmation") provided by Citigroup Global Markets Limited ("Citigroup") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), Citigroup has agreed to purchase the Notes. The obligations of Citigroup are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. <u>Distribution Spread</u>

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	Not applicable.	100.00%
Total	IDR 500,000,000,000.00	Not applicable.	IDR 500,000,000,000.00[1]

[1] Payable in U.S. dollars in the amount of USD 37,509,377.34.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Citigroup has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 26 January 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 26 January 2018.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.



26 January 2018

To: European Bank for Reconstruction and Development
       Attention: Giulia Franzutti

Dear Sirs,

European Bank for Reconstruction and Development (the "Issuer")
IDR 500,000,000,000 5.60 per cent. Notes due 30 January 2025 (the "Notes") (payable in
United States Dollars) issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

We agree to pay:

(a)   the fees and expenses of our legal advisers;

(b)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP;

(c)   the fees and expenses of the Agent and any paying agents;

(d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e)   the cost of listing the Notes; and

(f)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

The Notes are expected to be offered or sold in the United States.

The net proceeds of the issue are USD 37,509,377.34 (representing the equivalent of IDR 500,000,000,000.00 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 90895.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)   we (the "**Manufacturer**") acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)   we note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: **Citigroup Global Markets Limited**

By: ....../*Aoife Boyle*/............

         Authorised signatory

         Aoife Boyle
         Delegated Sign...

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

26 January 2018

Pricing Supplement

European Bank for Reconstruction and Development

IDR 500,000,000,000 5.60 per cent. Notes due 30 January 2025 (the "Notes") (payable in United States Dollars) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian Rupiah ("IDR"), the lawful currency of the Republic of Indonesia, provided that all payments in respect of the Notes will be made in United States dollars ("USD"), subject to the provisions set out in Annex A hereto.
2	Nominal Amount:	IDR 500,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	30 January 2018
5	Issue Price:	100.00 per cent.
6	Maturity Date:	30 January 2025 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	IDR 10,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary.
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	30 January 2018
	Fixed Rate Notes:	
16	(a) Fixed Rate of Interest:	5.60 per cent. per annum, payable in arrear. For the avoidance of doubt, IDR 560,000 will be payable on the Fixed Interest Date per Specified Denomination (the "Fixed Interest Amount"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b) Fixed Interest Dates:	30 January in each year commencing 30 January 2019, up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the Business Day Convention specified below (subject to the provisions set out in Annex A hereto).
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable
	(d) Final Broken Amount per Specified Denomination:	Not Applicable
	(e) Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f) Business Day Convention:	Following Business Day Convention
	(g) Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the principal business centre). Singapore, London and New York City shall be

additional business centres.

	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto.
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	Not Applicable
	(b)	Redemption at Noteholder's option:	Not Applicable
23	(a)	Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Additional selling restrictions:	**Indonesia** The Dealer has represented and agreed that the Notes are not and will not be registered with the Financial Services Authority previously known as the Capital

3

Market and Financial Institutions Supervisory Agency (the "OJK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorised) are not authorised by the OJK for their sale by public offering in the Indonesian territory and/or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorised by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	XS1759584797
	ISIN Code:	175958479
	CUSIP Number:	Not Applicable
34	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
36	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 30 January 2018, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market". Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange plc's Regulated Market with effect from 30 January 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("S&P"), an Aaa credit rating from Moody's Investors Service Limited ("Moody's") and an AAA credit rating from Fitch France S.A. ("Fitch"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be IDR 500,000,000,000.00 but payable in USD in the amount of USD 37,509,377.34) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds:

IDR 500,000,000,000.00

(USD equivalent: USD 37,509,377.34)

(iii) Estimated total expenses:

£12,000

5 YIELD

Indication of yield:

5.60 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 HISTORIC INTEREST RATES

Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount will be payable in USD on the Maturity Date or the Postponed Maturity Date as applicable and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination / Reference Rate (rounded to the nearest USD with USD 0.5 being rounded up)

The Fixed Interest Amount per Specified Denomination will be payable in USD on each Fixed Interest Date or Postponed Fixed Interest Date as applicable and determined by the Calculation Agent as follows, on the corresponding Rate Fixing Date:

Specified Denomination x Interest / Reference Rate x Day Count Fraction (rounded to the nearest USD with USD 0.5 being rounded up)

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount per Specified Denomination, the Early Redemption Amount per Specified Denomination and Fixed Interest Amount per Specified Denomination on the Maturity Date or the Postponed Maturity Date, the Early Redemption Date or relevant Fixed Interest Date or Postponed Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than the Business Day immediately following the relevant Rate Fixing Date.

If the USD/IDR Spot Rate is not available for any reason on Reuters page "JISDOR" or on any successor page on any Rate Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a "Price Source Disruption Event") has occurred, and shall promptly inform the Issuer, Agent and the Noteholders of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the tenth Business Day following the original Rate Fixing Date Reuters page "JISDOR" (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from five Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 10:30 a.m. Jakarta time on the Rate Fixing Date for settlement two Jakarta Business Days thereafter, provided that if 3 to 5 quotes are obtained, the highest (one of the highest) and lowest (one of the lowest) of such quotes will be disregarded and the arithmetic mean of the remaining quotes shall be the USD/IDR Spot Rate. If only two or one Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply, and if none of the Reference Dealers provides such a firm quote, the USD/IDR Spot Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in an impartial and in a commercially reasonable manner.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of USD/IDR Spot Rate as soon as practicable after such determination.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the business centre(s) specified or, if no business centre is specified, in London, New York City, Singapore and Jakarta;

"**Calculation Agent**" means Citibank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 20 February 2004 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to Citibank, N.A. as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9.

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any).

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date.;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each of the applicable Fixed Interest Date, Early Redemption Date (if any) or Maturity Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the tenth Business Day following the original Rate Fixing Date; and

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the USD/IDR exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the "USD/IDR Spot Rate" determined on the Rate Fixing Date

"**USD/IDR Spot Rate**" means, in respect of a relevant Rate Fixing Date, the USD/IDR rate determined by the Calculation Agent that is equal to the USD/IDR spot rate, expressed as the amount of IDR per one USD, which appears on Reuters Page "JISDOR" (or such other page or service as may replace any such page for the purpose of displaying USD/IDR foreign exchange rate) at approximately 10:00 a.m., Jakarta time, on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 - December 2003	9,088	8,175
January 2004 - December 2004	9,460	8,302
January 2005 - December 2005	10,775	9,135
January 2006 - December 2006	9,665	8,708
January 2007 - December 2007	9,540	8,665
January 2008 - December 2008	12,600	9,053
January 2009 - December 2009	12,100	9,340
January 2010 - December 2010	9,428	8,890
January 2011 – December 2011	9,158	8,464
January 2012 – December 2012	9,799	8,888
January 2013 –December 2013	12,261	9,618
January 2014 – December 2014	12,725	11,289
January 2015 – December 2015	14,693	12,459
January 2016 – December 2016	13,964	12,955
January 2017 – December 2017	13,609	13,156

Source: Bloomberg (BGN)

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER NOR THE DEALER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.